Li He Partner +852 2533 3306 li.he@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

July 26, 2023

Re:	XCHG Ltd (CIK: 0001979887) Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Submitted June 2, 2023

Confidential

Stephany Yang

Jean Yu

Patrick Fullem

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of XCHG Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 29, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 2, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

*          *          *         *

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Draft Registration Statement on Form F-1 Submitted June 2, 2023

Cover Page

1.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page and page 10 of the Revised Draft Registration Statement. When the Company describes activities or functions of a specific subsidiary, the Company also makes it clear that it refers to that specific subsidiary, instead of referring to “we” or “our”.

The Company respectfully advises the Staff that, the Company’s corporate structure does not include variable interest entities (“VIEs”) or other entities that conduct operations in China which are consolidated for accounting purposes but are not entities in which the Company owns equity. The Company further advises that unlike VIE structures which are based on contractual arrangements, the Company has direct equity control over all of its subsidiaries and such subsidiaries’ business operations.

2.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page and pages 4-5 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

3.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosures on pages 3-4 of the Revised Draft Registration Statement.

July 26, 2023	2

4.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

In response to the Staff’s comment, the Company has revised the disclosures on pages 4-5 of the Revised Draft Registration Statement.

5.	We note your disclosure on page 27 regarding the HFCAA and Consolidated Appropriations Act. Please disclose, in the prospectus summary, that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

In response to the Staff’s comment, the Company has revised the disclosures on page 7 of the Revised Draft Registration Statement.

Prospectus Summary

Corporate History and Structure

Restructuring, page 3

6.	We note through your disclosure here and elsewhere that you are currently undertaking a Restructuring. Please address the following with respect to your Restructuring plan:

The Company respectfully advises the Staff that the Restructuring was completed on June 30, 2023, and the Company has updated relevant disclosures throughout the Revised Draft Registration Statement.

July 26, 2023	3

•	Provide us with a summary of the respective ownership structures of XCHG Limited, Xcharge HK Limited, and X-Charge Technology prior to the Restructuring.

The Company respectfully advises the Staff that the respective ownership structures of the three entities prior to the Restructuring are summarized as follows:

•	XCHG Limited – immediately prior to the Restructuring, Mr. Rui Ding, through Next EV Limited, beneficially owned 60% of the equity interests in XCHG Limited, and Mr. Yifei Hou, through Future EV Limited, beneficially owned 40% of the equity interests in XCHG Limited.

•	Xcharge HK Limited – immediately prior to the Restructuring, Xcharge HK Limited is wholly owned by Xcar Limited, which is wholly owned by XCHG Limited.

•	X-Charge Technology – the following diagram illustrates the shareholding structure of X-Charge Technology immediately prior to the Restructuring:

July 26, 2023	4

GGV (Xcharge) Limited 12.4680%
Zhen Partners IV (HK) Limited 7.6640%
Beijing Foreign Economic and Trade Development Guidance Fund L.P. 12.5232%
Beijing Xcharge Management Consulting Centre (Limited Partnership) 7.2199%
Beijing China-US Green Investment Center L.P. 2.6739%
Chengdu Peikun Songfu Technology Partnership L.P. 1.0613%
Chengdu Peikun Jingrong Venture Capital Partnership L.P. 3.1839%
Rui Ding 20.2142%
Yifei Hou 11.3704%
Foshan Hegao Zhixing XIV Equity Investment Center L.P. 4.2128%
Shell Ventures Company Limited 9.5516%
Suzhou Eastern Bell Longyu Startup Investment Center L.P. 1.8050%
Suzhou Eastern Bell III Startup Investment Center L.P. 1.8050%
Xiamen Jiyuan Ronghui Investment Management L.P. 4.2470%
X-Charge Technology

•	Explain to us in greater detail the steps that will be taken to effect the Restructuring, including, but not limited to, a discussion of the warrants issued to certain existing preferred equity owners of X-Charge Technology, as discussed on page F-32, as part of the Restructuring and the exercise price thereon.

July 26, 2023	5

The Company respectfully advises the Staff that the Restructuring was completed on June 30, 2023, which mainly involved the following steps:

(i)	Mr. Ding and Mr. Hou canceled their respective equity interests in X-Charge Technology in exchange for ordinary shares of XCHG Limited. Immediately after the completion of the Restructuring, Next EV Limited, an affiliate of Mr. Ding, held 419,970,000 ordinary shares of XCHG Limited, and Future EV Limited, an affiliate of Mr. Hou, held 236,230,500 ordinary shares of XCHG Limited.

(ii)	Prior to the Restructuring, Beijing Xcharge Management Consulting Centre (Limited Partnership) canceled its 7.2199% equity interests in X-Charge Technology, which served as share-based awards for future grants to employees. Prior to the Restructuring, X-Charge Technology did not grant any such share-based awards. In June 2023, XCHG Limited adopted a share incentive plan, or the 2023 Share Plan, under which the maximum number of ordinary shares which may be issued accounts for 7.2199% of share capital of XCHG Limited (or 150,000,000 ordinary shares) on a fully-diluted basis, assuming all ordinary shares under the share incentive plan are outstanding. As of the date of the letter, XCHG Limited has not granted any share-based awards pursuant to the 2023 Share Plan.

(iii)	Depending on the applicability of certain PRC foreign exchange regulatory procedures and requirements, the existing preference equityholders of X-Charge Technology canceled their respective equity interests in X-Charge Technology in exchange for either cash proceeds equal to their original investment in X-Charge Technology or preference shares of XCHG Limited. Upon completion of the Restructuring, all existing preference equityholders of X-Charge Technology received preference shares of XCHG Limited, either directly or by exercise of warrants, mirroring their respective equity interest and rights in X-Charge Technology.

a)	With respect to certain existing preference equityholders of X-Charge Technology who are required to complete certain PRC foreign exchange regulatory procedures before they are permitted to acquire preference shares of XCHG Limited, X-Charge Technology transferred cash to certain existing equityholders of X-Charge Technology in an amount equal to their original investment in X-Charge Technology in exchange for their equity interests in X-Charge Technology. The aggregate amount of cash proceeds amounted to approximately RMB188.9 million. In connection with the transfer, XCHG Limited also issued warrants to such existing equityholders of X-Charge Technology (or their affiliates) to purchase preference shares of XCHG Limited, with a total purchase price amounting to RMB188.9 million. The warrant arrangements were contemplated solely to facilitate the completion of the Restructuring. Specifically, these existing equityholders were required to complete certain PRC foreign exchange regulatory procedures (which were administrative in nature and completed on June 30, 2023) before they or their affiliates were permitted to acquire preference shares of XCHG Limited. The warrants, in substance, served the purpose of ensuring they will continue to retain substantially the same equityholder rights during the interim period, if any, until they exercised the warrants to acquire preference shares of XCHG Limited. The exercise price of the warrants held by each of such existing equityholders (or their affiliates) equals their respective cash proceeds received from the cancellation of equity interests in X-Charge Technology. The details of the warrant issuances are summarized in the table below:

July 26, 2023	6

Name of Warrant Holder Required to Complete PRC Foreign Exchange Regulatory Procedures	Number of Warrant Shares	Series of Preference Shares
Shanghai Dingbei Enterprise Management Consulting L.P.	37,500,000	Series Angel Preference Shares
Shanghai Dingpai Enterprise Management Consulting L.P.	37,500,000	Series Angel Preference Shares
Shanghai Yuanyan Enterprise Management Consulting L.P.	88,235,400	Series A+ Preference Shares
Beijing Foreign Economic and Trade Development Guidance Fund L.P.	260,180,400	Series B Preference Shares
Shell Ventures Company Limited	198,442,800	Series B Preference Shares
Chengdu Peikun Jingrong Venture Capital Partnership L.P.	66,147,600	Series B Preference Shares
Chengdu Peikun Songfu Technology Partnership L.P.	22,049,100	Series B Preference Shares
Beijing China-US Green Investment Center L.P.	55,552,800	Series B Preference Shares
Foshan Hegao Zhixing XIV Equity Investment Center L.P.	87,525,000	Series Seed Preference Shares

On June 30, 2023, XCHG Limited granted the warrants to the existing equityholders (or their affiliates) of X-Charge Technology who are required but yet to complete certain PRC foreign exchange regulatory procedures. On the same date, all of the warrant holders listed in the table above exercised their warrants in full and accordingly because the relevant PRC foreign exchange regulatory procedures were completed on the same date, and XCHG Limited issued such number of preference shares to such warrant holders.

b)	With respect to the existing preference equityholders of X-Charge Technology who are not required to complete such PRC foreign exchange regulatory procedures, XCHG Limited directly issued preference shares to them or their affiliates, as consideration in exchange for the respective equity interests that they held in X-Charge Technology. The details of such shares are summarized as follows:

Name of Shareholder Not Required to Complete PRC Foreign Exchange Regulatory Procedures	Number of Shares	Series of Preference Shares
Zhen Partners Fund IV L.P.	87,525,000	Series Seed Preference Share
Zhen Partners Fund IV L.P.	60,000,000	Series A Preference Shares
GGV (Xcharge) Limited	240,000,000	Series A Preference Shares
Zhen Partners Fund IV L.P.	11,700,900	Series A+ Preference Shares
GGV (Xcharge) Limited	19,035,600	Series A+ Preference Shares

July 26, 2023	7

•	We note your disclosure that you will adjust your share capital and issue new preferred shares to the existing equityholders or their affiliates such that the shareholding structure of your company at the Cayman Islands level would be substantially the same as the current equity ownership structure of X-Charge Technology. Provide us with a breakdown of all redeemable and non-redeemable shares before and after the Restructuring, and clarify how the adjustment to your share capital and the issuance of new preferred shares will be substantially the same as the current equity ownership structure of X-Charge Technology.

The Company respectfully submits that the following table sets forth the details of ownership structure of X-Charge Technology and XCHG Limited immediately before and after the completion of the Restructuring:

Equityholders of X-Charge Technology	Equity Interests Percentages in X-Charge Technology Pre- Restructuring	Type of Equity	Shareholders of XCHG Limited	Shareholding Percentages in XCHG Limited Post- Restructuring (on a fully- diluted basis assuming all ordinary shares under the share incentive plan are outstanding)	Type of Shares
Rui Ding	20.2142%	Ordinary equity	Next EV Limited*	20.2142%	Ordinary shares
Yifei Hou	11.3704%	Ordinary equity	Future EV Limited*	11.3704%	Ordinary shares
Beijing Xcharge Management Consulting Centre (Limited Partnership)	7.2199%	Ordinary equity	Shares reserved under the share incentive plan	7.2199%	Ordinary shares (upon vesting)

July 26, 2023	8

Suzhou Eastern Bell Longyu Startup Investment Center L.P.	1.8050%	Series Angel Preference Equity	Shanghai Dingbei Enterprise Management Consulting L.P.*	1.8050%	Series Angel Preference Shares
Suzhou Eastern Bell III Startup Investment Center L.P.	1.8050%	Series Angel Preference Equity	Shanghai Dingpai Enterprise Management Consulting L.P.*	1.8050%	Series Angel Preference Shares
Zhen Partners IV (HK) Limited	4.2128%	Series Seed Preference Equity	Zhen Partners Fund IV L.P.*	4.2128%	Series Seed Preference Shares
Foshan Hegao Zhixing XIV Equity Investment Center L.P.	4.2128%	Series Seed Preference Equity	Foshan Hegao Zhixing XIV Equity Investment Center L.P.	4.2128%	Series Seed Preference Shares
GGV (Xcharge) Limited	11.5518%	Series A Preference Equity	GGV (Xcharge) Limited	11.5518%	Series A Preference Shares
Zhen Partners IV (HK) Limited	2.8880%	Series A Preference Equity	Zhen Partners Fund IV L.P.*	2.8880%	Series A Preference Shares
GGV (Xcharge) Limited	0.9162%	Series A+ Preference Equity	GGV (Xcharge) Limited	0.9162%	Series A+ Preference Shares
Zhen Partners IV (HK) Limited	0.5632%	Series A+ Preference Equity	Zhen Partners Fund IV L.P.*	0.5632%	Series A+ Preference Shares
Xiamen Jiyuan Ronghui Investment Management L.P.	4.2470%	Series A+ Preference Equity	Shanghai Yuanyan Enterprise Management Consulting L.P.*	4.2470%	Series A+ Preference Shares
Beijing Foreign Economic and Trade Development Guidance Fund L.P.	12.5232%	Series B Preference Equity	Beijing Foreign Economic and Trade Development Guidance Fund L.P.	12.5232%	Series B Preference Shares

July 26, 2023	9

Shell Ventures Company Limited	9.5516%	Series B Preference Equity	Shell Ventures Company Limited	9.5516%	Series B Preference Shares
Chengdu Peikun Jingrong Venture Capital Partnership L.P.	3.1839%	Series B Preference Equity	Chengdu Peikun Jingrong Venture Capital Partnership L.P.	3.1839%	Series B Preference Shares
Chengdu Peikun Songfu Technology Partnership L.P.	1.0613%	Series B Preference Equity	Chengdu Peikun Songfu Technology Partnership L.P.	1.0613%	Series B Preference Shares
Beijing China-US Green Investment Center L.P.	2.6739%	Series B Preference Equity	Beijing China-US Green Investment Center L.P.	2.6739%	Series B Preference Shares

* Affiliate of the equityholder of X-Charge Technology

The Company further advises that prior to the Restructuring, pursuant to an investment and shareholders agreement entered into by X-Charge Technology and its equityholders, each holder of Series Angel Preference Equity, Series A Preference Equity, Series A+ Preference Equity and Series B Preference Equity has the right to request X-Charge Technology to repurchase or redeem all or any portion of the Preference Equity held by it, provided that each holder of Series Angel Preference Equity shall only have the right to request X-Charge Technology to repurchase no more than half of the Series Angel Preference Equity held by it. Pursuant to a termination agreement entered into by and among such equityholders, X-Charge Technology and other parties on June 16, 2023, such redemption rights have been terminated on June 30, 2023.

After the Restructuring, pursuant to the Amended and Restated Articles of Association of XCHG Limited, each holder of Series Angel Preference Shares, Series A Preference Shares, Series A+ Preference Shares and Series B Preference Shares has the right to request XCHG Limited to repurchase or redeem all or any portion of the Preference Shares held by it, provided that each holder of Series Angel Preference Shares shall only have the right to request XCHG Limited to repurchase no more than half of the Series Angel Preference Shares held by it.

•	Revise your filing, where applicable, how you intend to account for the restructuring transaction and how the transaction will be or has been reflected in your financial statements. As part of your response to us, cite the accounting literature you relied upon in reaching your accounting conclusions.

In response to the Staff’s comments, the Company has revised the disclosure on pages 13 and 54 of the Revised Draft Registration Statement.

July 26, 2023	10

The Company further advises the Staff that XCHG Limited is a shell company with no substantial assets and liabilities immediately prior to the Restructuring and has no operations. Because the equity interests in X-Charge Technology before the Restructuring were the same as the shareholding percentages of XCHG Limited after the Restructuring (on a fully-diluted basis assuming all ordinary shares under the share incentive plan are outstanding), and the rights of each equity interest holder of X-Charge Technology before the Restructuring were substantially identical with the rights of each shareholder (who is also the equity holder of X-Charge Technology before the Restructuring or affiliate of such equity holder) of XCHG Limited immediately after the Restructuring, the establishment of the corporate structure of XCHG Limited is treated as a recapitalization of X-Charge Technology that lacks economic substance, and the preference shares and ordinary shares of XCHG Limited are treated as a continuation of the equity interests of X-Charge Technology. The issuance and the exercise of the warrants on June 30, 2023 (with no ability of the warrant holder to do anything other than exercise immediately), because of the lack of substance, does not have any accounting consequences. The Restructuring will be accounted for as a recapitalization of X-Charge Technology and the consolidated financial statements will be prepared as if the corporate structure of XCHG Limited had been in existence since the beginning of the periods presented. In reaching such conclusions, the Company relied upon the paragraph 6 of FASB Technical Bulletin No. 85-5, Issues Relating to Accounting for Business Combinations, which stated, “if the exchange lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts.” Although FASB Technical Bulletin No. 85-5 was superseded by Statement 141(R), the Company believes this guidance remains relevant for transactions that lack economic substance.

Prospectus Summary

Summary of Risk Factors, page 3

7.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosures on pages 6 and 28-29 of the Revised Draft Registration Statement.

Risk Factors, page 12

8.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosures on pages 28-29 of the Revised Draft Registration Statement.

July 26, 2023	11

9.	We note your disclosure on page 89 regarding regulations relating to cybersecurity and data security. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosures on page 4 of the Revised Draft Registration Statement.

Risk Factors

We rely on a limited number of suppliers and OEMs..., page 15

10.	We note your disclosure that you rely on a limited number of suppliers and OEMs. To the extent you have material contracts with such suppliers and OEMs, please revise in an appropriate section, to include a description of the material terms and file the agreements as exhibits. Please refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the Company believes that no contract associated with any individual supplier or OEM constitutes a “material contract” pursuant to Item 601(b)(10) of Regulation S-K, as these agreements have been made in the ordinary course of the Company’s business and are not agreements upon which the Company’s business is substantially dependent.

Risk Factors

We are dependent on a limited number of significant customers..., page 16

11.	We note your business is dependent on a limited number of customers and that for the year ended December 31, 2022, approximately 63% of your revenue came from one customer. To the extent you have a material contract with such customer, please revise in an appropriate place, to include a description of the material terms and file the agreement as an exhibit. Please refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it has entered into a framework agreement with such customer, which does not impose concrete binding purchase or sales obligations on either party, or any minimum purchase or delivery obligations. Therefore, the Company believes that such framework agreement does not constitute a “material contract” pursuant to Item 601(b)(10) of Regulation S-K.

In practice, such customer places purchase orders with the Company from time to time, which set forth the details of the separately negotiated purchased amount and product specifications, based on which the Company prepares delivery. Such purchase orders are one-time and relatively small in amount on an individual basis, and the Company’s business is not substantially dependent upon any individual purchase order.

July 26, 2023	12

Risk Factors

We face risks related to health pandemics..., page 18

12.	We note your risk factor that your supply chain may be impacted by the COVID-19 pandemic. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

The Company respectfully submits that as of the date of the Revised Registration Statement, it has not experienced supply chain disruptions that had any material adverse effects on its business operations. To address the Staff’s comment, the Company has revised disclosure on page 21 of the Revised Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Impact of COVID-19, page 52

13.	We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

In response to the Staff’s comment, the Company has revised disclosure on page 58 of the Revised Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash flows and working capital, page 59

14.	We note $5.1 million of your cash and cash equivalents are denominated in Renminbi and located in the PRC, and $2.7 million of cash and cash equivalents denominated in Euros are also located in the PRC as of December 31, 2022. We further note your disclosure in Risk Factors on page 28 noting there may be restrictions to convert Renminbi into another currency or to make capital expenditure payments outside China in a currency other than Renminbi. Please revise your disclosure in Liquidity and Capital Resources to describe any restrictions that may impact the ability to transfer cash within your corporate structure. Discuss the nature of restrictions if any, on the net assets of your subsidiaries, amount of those net assets, and the potential impact on your liquidity.

In response to the Staff’s comment, the Company has revised disclosure on pages 65-66 of the Revised Registration Statement.

Material cash requirements, page 61

15.	We note your disclosure on page 51 that you plan to construct your manufacturing plant in the United States, which is expected to be ready for manufacture operation in 2024. Please tell us your consideration for disclosure of your expected cash requirements in the discussion of your liquidity and capital resources. Refer to Item 303(b)(1) of Regulation S-K.

The Company respectfully advises the Staff that, as of the date of this letter, it has not entered into any definitive agreement regarding the construction of the manufacturing plant in the United States. The Company has not made any commitment for capital expenditures regarding such manufacturing plant, and therefore it has not disclosed relevant cash requirements in the discussion of its liquidity and capital resources. Moreover, the Company intends to use approximately 30% of the net proceeds from this offering to fund the construction of such manufacturing plant. Therefore, the Company believes that the construction of such manufacturing plant will not have a material adverse impact on its liquidity.

July 26, 2023	13

Business

Overview, page 72

16.	Please expand your disclosure to elaborate on the nature of your customer relationships and partnerships. To the extent these customer relationships and partnerships are material, provide the material terms related to such agreements, including the duration of the underlying agreements and the respective rights and obligations of the parties, and file these agreements exhibits to your registration statement.

The Company respectfully submits that it has expanded the disclosure regarding the nature of its customer relationships and partnerships on page 89 of the Revised Draft Registration Statement.

The Company further submits that it does not believe its current agreements with any customer would constitute “material contracts” pursuant to Item 601(b)(10) of Regulation S-K. Similar to the arrangement with the Company’s largest customer as submitted in response to comment 11, it has entered into framework agreements with its customers which do not impose concrete binding purchase or sales obligations on either party. Rather, the framework agreements merely set forth the parties’ intent to cooperate, without committing either party to a minimum purchase or delivery obligations. In practice, customers place purchase orders to the Company from time to time, which set forth the details of the separately negotiated purchased amount and product specifications, based on which the Company prepares delivery. Such purchase orders are one-time and relatively small in amount on an individual basis. As such, the Company respectfully submits that its framework agreements and purchase orders are made in the ordinary course of business, and the Company’s business is not substantially dependent upon any individual framework agreement or purchase order.

Business

Manufacturing, page 82

17.	We note you are primarily responsible for the procurement of hardware components. Please revise your business section to provide a discussion of the sources and availability of raw materials. Refer to Item 4.B.4 of Form 20-F.

To address the Staff’s comment, the Company has revised disclosure on pages 89-90 of the Revised Registration Statement.

July 26, 2023	14

Related Party Transactions, page 105

18.	Please revise to elaborate on the nature of the transactions described in this section. Please also disclose the amounts due to or due from the related parties as of latest practicable date. Refer to Item 7.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosures on pages 114-115 of the Revised Draft Registration Statement. The Company undertakes to continue to update the amounts due to or due from the related parties as of latest practicable date going forward.

Jury Trial Waiver, page 124

19.	We note the deposit agreement contains a jury trial waiver provision. Please revise your disclosure in the prospectus to address the following:

•	Please state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder.

•	Highlight the material risks related to this provision, including the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.

•	Clarify whether the provision applies to purchasers in secondary transactions.

The Company respectfully advises the Staff that it has not negotiated the terms of the deposit agreement in connection with the proposed public offering. Accordingly, the Company acknowledges the Staff’s comment and will address the comment and update the Risk Factors section and relevant disclosures in a future amendment to the Draft Registration Statement after the relevant terms of the deposit agreement and the corresponding disclosure have been discussed and agreed upon between the Company and the depositary bank.

Notes to the Consolidated Financial Statements

15. Related Party Balance and Transactions, page F-30

20.	We note you disclose that Beijing X-Charge Technology Co., Ltd. and its subsidiaries (“the Group”) own 15% of Beijing Zhichong New Energy Technology Co., Ltd. Please disclose how the ownership is accounted for in the Group's financial statements, if material.

The Company respectfully advises the Staff that it accounts for its investment in Beijing Zhichong New Energy Technology Co., Ltd. as long-term investments on its consolidated balance sheet. The Company further advises the Staff that it does not disclose how such investment is accounted for on its consolidated financial statements because the amount is immaterial.

General

21.	We note your reference to a report by IEA. Please include the full name of the source. Also, ensure you include the names and dates of the report of each of the third party sources you cite.

In response to the Staff’s comment, the Company has revised the disclosures on pages 75 and 77 of the Revised Draft Registration Statement.

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22.	We note your disclosure on page 70 regarding the Russia Ukraine conflict. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

The Company respectfully advises the Staff that there has been no direct or indirect impact on the Company’s business or results of operations due to Russia’s invasion of Ukraine or its international response. Accordingly, the Company has removed reference to the Russia Ukraine conflict on page 77 of the Revised Registration Statement.

23.	Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

The Company acknowledges the Staff’s comment. The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Xiaoling Song (Xiaoling@xcharge.com), Chief Financial Officer
XCHG Limited

Mr. Allen Wang, Esq., Partner
Latham & Watkins LLP

Mr. Max Ma, Partner
KPMG Huazhen LLP

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